US SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[x]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission file number 000-24762

FirstService Corporation
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

6500
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4
416-960-9500
(Address and telephone number of Registrant’s principal executive offices)

Mr. Santino Ferrante, Ferrante & Associates
126 Prospect Street, Cambridge, MA 02139
617-868-5000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Subordinate Voting Shares	NASDAQ Stock Market Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[  ]  Annual information form                                                                [  ]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x]  Yes                                [  ]  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[x]  Yes                                [  ]  No

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

1
Notice of Annual and Special Meeting of Shareholders and Management Information Circular with respect to Annual Meeting Matters and a Plan of Arrangement involving FirstService Corporation, its Shareholders, New FSV Corporation, FSV Holdco ULC and Firstservice Commercial Real Estate Services Inc. and resulting in the Separation of FirstService Corporation into FirstService Corporation and Colliers International Group Inc. dated March 16, 2015, containing a description of the Registrant’s subordinate voting shares (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 27, 2015) (File No. 000-24762).

2
Annual Information Form of the Registrant for the year ended December 31, 2014 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 25, 2015) (File No. 000-24762).

3
Consolidated audited financial statements of the Registrant as at December 31, 2014 and 2013 and for years ended December 31, 2014, 2013 and 2012, in accordance with generally accepted accounting principles in the United States (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 25, 2015) (File No. 000-24762).

4
Management’s discussion and analysis of the Registrant for the year ended December 31, 2014 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 25, 2015) (File No. 000-24762).

5
Arrangement Agreement dated March 11, 2015 among the Registrant, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 12, 2015) (File No. 000-24762).

6	Amended and New Share Terms of Registrant (incorporated by reference as Exhibit I to the Arrangement Agreement filed as Exhibit 5 hereto).

7
Notice of Meeting and Management Information Circular for the Annual and Special Meeting of Shareholders of Registrant held on April 8, 2014 (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 10, 2014) (File No. 000-24762).

8	Consent of PricewaterhouseCoopers LLP.
9	Consent of Wilson & Partners LLP (incorporated by reference to the consent included in the Information Circular filed as Exhibit 1 hereto).
10	Consent of William Blair (incorporated by reference to the consent included in the Information Circular filed as Exhibit 1 hereto).

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Registrant’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” in the management’s discussion and analysis included as Exhibit 4 to this Registration Statement on Form 40-F, is incorporated herein by reference.

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. See “Forward-Looking Information” in the Information Circular filed as Exhibit 1 to this Registration Statement on Form 40-F and “Forward-Looking Statements” in the Annual Information Form of the Registrant for the year ended December 31, 2014, incorporated by reference as Exhibit 2 to this Registration Statement on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

B.           Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRSTSERVICE CORPORATION

Date: March 27, 2015	By:	/s/ John B. Friedrichsen
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibits	Documents

1
Notice of Annual and Special Meeting of Shareholders and Management Information Circular with respect to Annual Meeting Matters and a Plan of Arrangement involving FirstService Corporation, its Shareholders, New FSV Corporation, FSV Holdco ULC and Firstservice Commercial Real Estate Services Inc. and resulting in the Separation of FirstService Corporation into FirstService Corporation and Colliers International Group Inc. dated March 16, 2015, containing a description of the Registrant’s subordinate voting shares (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 27, 2015) (File No. 000-24762).

2
Annual Information Form of the Registrant for the year ended December 31, 2014 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 25, 2015) (File No. 000-24762).

3
Consolidated audited financial statements of the Registrant as at December 31, 2014 and 2013 and for years ended December 31, 2014, 2013 and 2012, in accordance with generally accepted accounting principles in the United States (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 25, 2015) (File No. 000-24762).

4
Management’s discussion and analysis of the Registrant for the year ended December 31, 2014 (incorporated by reference to the Form 40-F filed with the Securities and Exchange Commission on February 25, 2015) (File No. 000-24762).

5
Arrangement Agreement dated March 11, 2015 among the Registrant, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 12, 2015) (File No. 000-24762).

6	Amended and New Share Terms of Registrant (incorporated by reference as Exhibit I to the Arrangement Agreement filed as Exhibit 5 hereto).

7
Notice of Meeting and Management Information Circular for the Annual and Special Meeting of Shareholders of Registrant held on April 8, 2014 (incorporated by reference to the Form 6-K filed with the Securities and Exchange Commission on March 10, 2014) (File No. 000-24762).

8	Consent of PricewaterhouseCoopers LLP.
9	Consent of Wilson & Partners LLP (incorporated by reference to the consent included in the Information Circular filed as Exhibit 1 hereto).
10	Consent of William Blair (incorporated by reference to the consent included in the Information Circular filed as Exhibit 1 hereto).